UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36582

 Auris Medical Holding AG1

 (Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug

 Switzerland

+41 41 729 71 94

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares of Auris Medical Holding AG, nominal value CHF 0.40 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

[1]

On March 13, 2018, Auris Medical Holding AG (“Old Auris”) merged with and into Auris Medical Newco Holding AG (“Auris NewCo”), its subsidiary (the “Merger”), pursuant to the terms of the merger agreement dated as of February 9, 2018 (the “Merger Agreement”). As a result of the Merger, Old Auris ceased to exist; each shareholder of Old Auris received one share of Auris NewCo for each ten shares of Old Auris held. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old Auris, which was merged with and into Auris NewCo, under the Exchange Act, and does not affect the reporting obligations of Auris NewCo, which is the successor to Old Auris under the Exchange Act.

Pursuant to the terms of the Merger Agreement, as part of the consummation of the Merger, Auris NewCo assumed the name Auris Medical Holding AG.

Pursuant to the requirements of the Securities Exchange Act of 1934, Auris Medical NewCo Holding AG, as successor to Auris Medical Holding AG, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 13, 2018	By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer